UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated April 24, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: April 26, 2007	By: /s/ David Hottman David Hottman Chairman

News Release TSX-V: PDO 07-10 April 24, 2007

PORTAL SIGNS UP CERRO SOLO BASIN URANIUM PROPERTY

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to announce that the Company has, subject to regulatory approval, acquired the right to earn a 60% interest in the Cerro Solo Basin Project of Consolidated Pacific Bay Minerals Ltd. located within the San Jorge Gulf basin in central Chubut province in southern Argentina. The project consists of three adjoining concessions totaling 30,000 hectares or 115 square miles located approximately 32 kilometers to the east of the Cerro Solo Uranium Deposit owned by CNEA. Cerro Solo has a historical resource* of 10 million pounds of U3O8 at a grade of 0.30% and 3.3 million pounds of molybdenum at a grade of 0.20%. With the addition of this project, Portal’s land holdings in the Cerro Solo district “La Pampa project” now total some 84,000 hectares or over 320 square miles of prime uranium exploration ground in close proximity to the district’s largest deposits.

Previous work by CNEA has outlined a potential uranium district in excess of 70,000 square km within which several uranium deposits have been exploited. Uranium mineralization is hosted within the Los Adobes Formation in sediments representing ancient river channels. Recent work by Mega Uranium Ltd. has used seismic surveys to define a channel with significant uranium mineralization whose arcuate east-west trend projects onto the Cerro Solo Basin Project.

Under the Letter of Agreement Portal can earn a 60% interest in the project by making an initial US$15,000 payment on signing with cash payments totaling US$145,000 and work commitments totaling US$1.2 million over a four year term. Subsequently the partners will form a joint venture with both parties contributing as to their interest to fund further work.

Portal’s uranium exploration efforts in Chubut Province consist of 12 separate claims covering 320 square miles “the La Pampa Uranium Project”. Within the project area several strong airborne uranium radiometric anomalies and exposures of sandstones and conglomerate units are present along a north south trending portion of the Los Adobes Formation 45 kilometers long by 15 kilometers wide. (Portal News Release Number 07-06, March 7, 2007)

Portal has initiated a detailed ground radiometric survey, detailed mapping and is planning a series of seismic surveys to focus Phase 1 drilling on the La Pampa project.

All work on the project will be carried out by competent geological staff in Argentina under the overall guidance of Mr. Gary Nordin, P.Geo. British Columbia, the designated Qualified Person for the La Pampa Uranium Project in accordance with National Instrument 43-101. Mr. Gary Nordin has reviewed this news release.

* The above resource estimates are historical and do not conform to the standards of National Instrument 43-101. They may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The company's qualified person (QP) has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the company's QP believes the historic estimate is relevant and offers a fair description of the project's known mineralization.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.